Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630) 208-2200
Phone: (630) 208-2340 (630)	208-2208	Fax: (630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2013

RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, January 9, 2013: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its second quarter ended December 1, 2012. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Net sales for the second quarter of fiscal 2013 were $36.6 million, down 6.5% from net sales of $39.1 million during the second quarter of last year reflecting the impact of the uncertainty within the global marketplace. Gross profit for the second quarter of fiscal 2013 was $10.7 million, or 29.3% of net sales, compared to $11.7 million, or 29.9% of net sales, during the second quarter of fiscal 2012. Gross profit during the second quarter of fiscal 2013 was impacted by unabsorbed manufacturing labor and overhead of $0.3 million, or 0.8% of net sales.

Selling, General, and Administrative (“SG&A”) costs during the second quarter of fiscal 2013 were $10.2 million, compared to $10.0 million during last year’s second quarter. SG&A expenses during the second quarter of fiscal 2013 included severance costs, expenses related to a preference claim, and product development costs totaling $0.4 million.

Operating income during the second quarter of fiscal 2013 was $0.5 million, or 1.4% of net sales, compared to operating income of $1.7 million, or 4.4% of net sales, during the second quarter of last year. Income from continuing operations for the second quarter of fiscal 2013 was $0.6 million, or $0.04 per diluted common share, compared to income from continuing operations of $1.6 million, or $0.09 per diluted common share during the second quarter of last year.

“Sales in the first half of our fiscal year were impacted by slowing growth in Asia combined with global financial instability and a decline in demand for semiconductor wafer fabrication components. We have adjusted resources to align our costs with current sales expectations. With an outlook for improving global economic conditions, we anticipate sales for the second half of our fiscal year to be up significantly over the first half,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“We continue to focus on converting sales from OEM customers to end users through our expanded service capabilities for laser and industrial tubes. We are in an excellent position to help customers replace tubes and service their equipment. Our ability to create opportunities to extend our business model into new industries is also crucial to the long-term success of the company,” concluded Mr. Richardson.

FINANCIAL SUMMARY - THREE MONTHS ENDED DECEMBER 1, 2012

•	Net sales for the second quarter of fiscal 2013 were $36.6 million, down 6.5%, compared to net sales of $39.1 million during the second quarter of last year.

•	Gross margin as a percentage of net sales decreased to 29.3% during the second quarter of fiscal 2013 compared to 29.9% during the second quarter of last year.

•	SG&A expenses during the second quarter of fiscal 2013 were $10.2 million, or 27.9% of net sales, compared to $10.0 million, or 25.5% of net sales, during the second quarter of last year.

•

Operating income during the second quarter of fiscal 2013 was $0.5 million, or 1.4% of net sales, compared to operating income of $1.7 million, or 4.4% of net sales, during the second quarter of last year.

•

Income from continuing operations during the second quarter of fiscal 2013 was $0.6 million, or $0.04 per diluted common share, compared to income from continuing operations of $1.6 million, or $0.09 per diluted common share, during the second quarter of last year.

•

Loss from discontinued operations, net of tax, was $0.2 million, during the second quarter of fiscal 2013 compared to a loss from discontinued operations, net of tax, of $0.8 million, during the second quarter of last year.

•

Net income during the second quarter of fiscal 2013 was $0.4 million, or $0.03 per diluted common share, compared to net income of $0.8 million, or $0.04 per diluted common share, during the second quarter of last year.

FINANCIAL SUMMARY - SIX MONTHS ENDED DECEMBER 1, 2012

•	Net sales for the first six months of fiscal 2013 were $72.3 million, down 10.4%, compared to net sales of $80.6 million during the first six months of last year.

•	Gross margin as a percentage of net sales decreased to 29.6% during the first six months of fiscal 2013 compared to 30.2% during the first six months of last year.

•	SG&A expenses during the first six months of fiscal 2013 were $20.4 million, or 28.2% of net sales, compared to $20.7 million, or 25.7% of net sales, during the first six months of last year.

•

Operating income during the first six months of fiscal 2013 was $1.0 million, or 1.4% of net sales, compared to operating income of $3.7 million, or 4.6% of net sales, during the first six months of last year.

•

Income from continuing operations during the first six months of fiscal 2013 was $1.3 million, or $0.08 per diluted common share, compared to income from continuing operations of $2.7 million, or $0.15 per diluted common share, during the first six months of last year.

•

Loss from discontinued operations, net of tax, was $0.3 million, during the first six months of fiscal 2013 compared to income from discontinued operations, net of tax, of $1.8 million, or $0.10 per diluted common share, during the first six months of last year.

•

Net income during the first six months of fiscal 2013 was $1.0 million, or $0.06 per diluted common share, compared to net income of $4.5 million, or $0.25 per diluted common share, during the first six months of last year.

CASH USED FOR SHARE REPURCHASES

“Cash and investments at the end of our second quarter were $147.3 million. We used $6.0 million to repurchase 0.5 million shares during the second quarter of fiscal 2013. As of today, we have repurchased a total of 3.5 million shares for $44.2 million under our share repurchase authorization and currently have $30.8 million remaining. With our strong balance sheet, we are committed to returning value to our shareholders through a combination of cash dividends, share repurchases, and strategic acquisitions,” said Mr. Richardson.

Share repurchases may be made on the open market or in privately negotiated transactions, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 dividend per share to all holders of common stock and a $0.054 cash dividend per share to all holders of Class B common stock. The dividend will be payable on February 22, 2013, to all common stockholders of record on February 8, 2013. The Company currently has 12.3 million outstanding shares of common stock and 2.7 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, January 10, 2013, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter results for fiscal 2013. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (877) 465-4511 and enter passcode 75280206 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 10, 2013, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; access code 51931348.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 27, 2012, and in the Company’s Proxy Statement on Schedule 14A filed on August 30, 2012. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	December 1,	June 2,
	2012	2012
Assets
Current assets:
Cash and cash equivalents	$53,518	$43,893
Accounts receivable, less allowance of $1,047 and $1,058	21,706	19,727
Inventories	35,252	34,675
Prepaid expenses and other assets	1,287	806
Deferred income taxes	2,029	2,095
Income tax receivable	6,381	6,572
Investments - current	86,395	105,009
Discontinued operations - assets	248	514

Total current assets	206,816	213,291

Non-current assets:
Property, plant and equipment, net	4,438	4,375
Goodwill	2,269	1,261
Other intangibles	272	355
Non-current deferred income taxes	1,474	1,458
Investments - non-current	7,380	10,683

Total non-current assets	15,833	18,132

Total assets	$222,649	$231,423

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$13,960	$12,611
Accrued liabilities	8,302	8,466
Discontinued operations - liabilities	418	253

Total current liabilities	22,680	21,330

Non-current liabilities:
Long-term income tax liabilities	6,947	7,306
Other non-current liabilities	1,385	1,213
Discontinued operations - non-current liabilities	1,380	1,361

Total non-current liabilities	9,712	9,880

Total liabilities	32,392	31,210

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 12,284 shares at December 1, 2012, and 13,074 shares at June 2, 2012	611	654
Class B common stock, convertible, $0.05 par value; issued 2,740 shares at December 1, 2012 and 2,920 shares at June 2, 2012	141	146
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	76,914	88,217
Common stock in treasury, at cost, -0- shares at December 1, 2012, and 18 shares at June 2, 2012	—	(216)
Retained earnings	103,366	104,139
Accumulated other comprehensive income	9,225	7,273

Total stockholders’ equity	190,257	200,213

Total liabilities and stockholders’ equity	$222,649	$231,423

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	December 1,	December 3,	December 1,	December 3,
	2012	2011	2012	2011
Net sales	$36,603	$39,138	$72,253	$80,649
Cost of sales	25,861	27,448	50,865	56,257

Gross profit	10,742	11,690	21,388	24,392
Selling, general, and administrative expenses	10,228	9,973	20,377	20,745
(Gain) loss on disposal of assets	2	—	(2)	(70)

Operating income	512	1,717	1,013	3,717

Other (income) expense:
Investment/interest income	(352)	(281)	(735)	(645)
Foreign exchange (gain) loss	297	(486)	260	295
Other, net	(42)	19	(65)	(2)

Total other income	(97)	(748)	(540)	(352)

Income from continuing operations before income taxes	609	2,465	1,553	4,069
Income tax provision	28	836	238	1,411

Income from continuing operations	581	1,629	1,315	2,658
Income (loss) from discontinued operations, net of tax	(203)	(799)	(290)	1,803

Net income	378	830	1,025	4,461

Foreign currency translation gain (loss), net of tax	1,547	(2,573)	1,947	(1,205)
Fair value adjustments on investments	4	(3)	5	(51)

Comprehensive income (loss)	$1,929	$(1,746)	$2,977	$3,205

Net income per Common share—Basic:
Income from continuing operations	$0.04	$0.10	$0.09	$0.16
Income (loss) from discontinued operations	(0.01)	(0.05)	(0.02)	0.11

Total net income per Common share—Basic:	$0.03	$0.05	$0.07	$0.27

Net income per Class B common share—Basic:
Income from continuing operations	$0.03	$0.09	$0.08	$0.14
Income (loss) from discontinued operations	(0.01)	(0.04)	(0.02)	0.10

Total net income per Class B common share—Basic:	$0.02	$0.05	$0.06	$0.24

Net income per Common share—Diluted:
Income from continuing operations	$0.04	$0.09	$0.08	$0.15
Income (loss) from discontinued operations	(0.01)	(0.05)	(0.02)	0.10

Total net income per Common share—Diluted:	$0.03	$0.04	$0.06	$0.25

Net income per Class B common share—Diluted:
Income from continuing operations	$0.03	$0.09	$0.08	$0.14
Income (loss) from discontinued operations	(0.01)	(0.04)	(0.02)	0.10

Total net income per Class B common share—Diluted:	$0.02	$0.05	$0.06	$0.24

Weighted average number of shares:
Common shares—Basic	12,437	14,069	12,604	14,206

Class B common shares—Basic	2,812	2,940	2,863	2,946

Common shares—Diluted	15,345	17,161	15,567	17,319

Class B common shares—Diluted	2,812	2,940	2,863	2,946

Dividends per common share	$0.060	$0.050	$0.120	$0.100

Dividends per Class B common share	$0.054	$0.045	$0.108	$0.090

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	December 1,	December 3,	December 1,	December 3,
	2012	2011	2012	2011
Operating activities:
Net income	$378	$830	$1,025	$4,461
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	266	280	565	564
(Gain) loss on sale of investments	(1)	11	(21)	1
(Gain) loss on disposal of assets	2	—	(2)	—
Stock compensation expense	208	107	332	262
Change in assets and liabilities, net of effects of acquired businesses:
Deferred income taxes	(7)	(3,514)	(8)	1,815
Accounts receivable	(758)	161	(1,404)	(64)
Income tax receivable	36	2,686	191	(5,584)
Inventories	2,265	(1,978)	1,715	(5,592)
Prepaid expenses and other assets	196	5,631	(426)	8,426
Accounts payable	2,664	(503)	1,234	(3,084)
Accrued liabilities	806	(9,230)	(200)	(42,866)
Long-term income tax liabilities	4	4,396	(317)	(7,015)
Other	148	1,744	190	1,678

Net cash provided by (used in) operating activities	6,207	621	2,874	(46,998)

Investing activities:
Cash consideration paid for acquired businesses	(2,557)	(2,297)	(2,557)	(2,297)
Capital expenditures	(478)	—	(557)	(74)
Proceeds from sale of assets	—	—	4	16
Proceeds from maturity of investments	39,763	64,849	97,510	202,382
Purchases of investments	(23,838)	(68,878)	(75,562)	(285,162)
Proceeds from sales of available-for-sale securities	83	58	137	121
Purchases of available-for-sale securities	(83)	(58)	(137)	(121)
Other	—	3	—	51

Net cash provided by (used in) investing activities	12,890	(6,323)	18,838	(85,084)

Financing activities:
Repurchase of common stock	(5,998)	(4,197)	(11,550)	(11,888)
Proceeds from issuance of common stock	72	275	83	362
Cash dividends paid	(1,799)	(832)	(1,799)	(1,678)
Other	—	(4)	—	3

Net cash used in financing activities	(7,725)	(4,758)	(13,266)	(13,201)

Effect of exchange rate changes on cash and cash equivalents	908	(1,594)	1,179	(510)

Increase/ (decrease) in cash and cash equivalents	12,280	(12,054)	9,625	(145,793)
Cash and cash equivalents at beginning of period	41,238	37,236	43,893	170,975

Cash and cash equivalents at end of period	$53,518	$25,182	$53,518	$25,182

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2013 and Fiscal 2012

(in thousands)

By Strategic Business Unit:

Net Sales
	FY 2013	FY 2012	% Change
Second Quarter
EDG	$26,186	$28,022	(6.6%)
Canvys	10,417	11,116	(6.3%)

Total	$36,603	$39,138	(6.5%)

	FY 2013	FY 2012	% Change
First Six Months
EDG	$51,813	$58,751	(11.8%)
Canvys	20,440	21,898	(6.7%)

Total	$72,253	$80,649	(10.4%)

Gross Profit		% of		% of
	FY 2013	Net Sales	FY 2012	Net Sales
Second Quarter
EDG	$7,930	30.3%	$8,546	30.5%
Canvys	2,812	27.0%	3,144	28.3%

Total	$10,742	29.3%	$11,690	29.9%

		% of		% of
	FY 2013	Net Sales	FY 2012	Net Sales
First Six Months
EDG	$15,930	30.7%	$18,217	31.0%
Canvys	5,458	26.7%	6,175	28.2%

Total	$21,388	29.6%	$24,392	30.2%